Exhibit 99.32

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

ANDERSON ENERGY LTD. ANNOUNCES CLOSING OF

$46 MILLION CONVERTIBLE DEBENTURE BOUGHT DEAL OFFERING

INCLUDING FULL EXERCISE OF OVER-ALLOTMENT OPTION

Calgary, Alberta, June 8, 2011—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to announce the closing of its previously announced bought deal public offering (the “Offering”) of $46 million principal amount of 7.25% convertible unsecured subordinated debentures due June 30, 2017 (the “Debentures”). The Debentures are convertible at the holder’s option into common shares of the Company (“Common Shares”) at a conversion price of $1.70 per Common Share, subject to adjustment in certain events. The Offering was underwritten by a syndicate of underwriters co-led by BMO Capital Markets and RBC Capital Markets, and which included Cormark Securities Inc., National Bank Financial Inc. and Scotia Capital Inc. The Offering includes the $40 million initial offering plus the exercise in full of a 15% over-allotment option by the Underwriters.

Net proceeds of the Offering will be approximately $43.86 million after commissions and expenses and will be initially used to pay down bank debt. The Company intends to use the availability created in the bank credit facilities along with cash flow to finance its expanded 2011 capital program. The Company plans to direct almost all of its 2011 capital spending to developing and expanding its light oil landholdings, primarily in the Cardium horizontal project. Based upon current expectations for commodity prices and costs, the Company believes that it can grow oil production and cash flow without the need for additional new financing in 2011 and 2012 for its Cardium drilling programs. Additional financing could be required if acquisitions or other opportunities with acceptable rates of return are developed, however none are anticipated at this time.

The debentures are listed and posted for trading on the Toronto Stock Exchange under the symbol “AXL.DB.B.”.

Certain statements made herein contain forward-looking information, including statements concerning the anticipated use of proceeds of the Offering, oil production and cash flow growth and future financing requirements. Although Anderson Energy believes these statements to be reasonable, the assumptions on which they are based may prove to be incorrect. Furthermore, the forward-looking statements contained in this press release are made as at the date of this press release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Brian H. Dau

President & Chief Executive Officer

Anderson Energy Ltd.

(403) 262-6307

or

M. Darlene Wong

Vice President, Finance,

Chief Financial Officer & Secretary

Anderson Energy Ltd.

(403) 262-6307

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